HIGHLAND FUNDS I

300 Crescent Court, Suite 700

Dallas, Texas 75201

March 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Delaying Amendment for Highland Funds I Registration Statement on Form N-14
File No.: 333-235285

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Highland Funds I (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Highland Long/Short Equity Fund with and into Highland Merger Arbitrage Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 27, 2019 (Accession No. 0001193125-19-301453), and amended by Pre-Effective Amendment No. 1 filed on December 23, 2019 (Accession No. 0001193125-19-322354) and by Pre-Effective Amendment No. 2 filed on February 21, 2020 (Accession No. 0001193125-20-044527), pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Dallas, State of Texas on this 13th day of March.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Jon-Luc Dupuy at K&L Gates LLP, counsel to the Registrant, at (617) 261-3146.

Sincerely,

/s/ Lauren Thedford

Lauren Thedford

Secretary